Exhibit 99.1

21Vianet Group, Inc. to Issue Senior Notes

BEIJING, July 5, 2017 – 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”) today announced that it intends to conduct an international offering of USD-denominated senior notes (the “Notes”) and will commence a series of fixed income investor meetings beginning on July 6, 2017 in Hong Kong and Singapore.

The Company is pleased to announce that it proposes to issue the Notes to non-U.S. persons outside of the United States (“Proposed Offering”). The Notes will benefit from a Letter of Support provided by Tus-Holdings Co., Ltd and are expected to be unrated. The Company has mandated Barclays and Credit Suisse as joint global coordinators, joint bookrunners and joint lead managers in respect of the Proposed Offering.

Completion of the Proposed Offering is subject to market conditions and investor interest. If the Notes are issued, the Company intends to use the net proceeds from the Proposed Offering to refinance its outstanding indebtedness, fund future capital needs and general corporate purposes.

The Notes have not been, and will not be registered, under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities law and, unless so registered, may not be offered or sold within the United States and may only be offered and sold outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Accordingly, the Notes are being offered and sold only outside the United States in offshore transactions in reliance on Regulation S.

As no binding agreement in relation to the Proposed Offering has been entered into as at the date of this announcement, the Proposed Offering may or may not materialize. Investors and shareholders of the Company are urged to exercise caution when dealing in the securities of the Company. A further announcement in respect of the Proposed Offering will be made by the Company should the purchase agreement in relation to the Proposed Offering be signed.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com